SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of July, 2011

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
D-52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON launches world's largest MOCVD reactor for GaN LEDs

Aachen/Germany, July 6, 2011 - AIXTRON is raising the bar again by setting a new benchmark for MOCVD reactor capacity, throughput and LED production cost. With the introduction of the new AIXTRON CRIUS(R) II-L, the world's largest capacity MOCVD reactor is now available with a 16x4 inch or 69x2 inch capacity.

This new reactor evolution is based on the already market proven CRIUS(R) II platform which was introduced very successfully in 2010, guaranteeing customers a seamless transfer of qualified high performance LED processes.

'Reduction of manufacturing cost is a key issue in the LED industry, in particular when looking at the required cost reduction for solid state lighting products. After having analyzed MOCVD related manufacturing cost, it was obvious that the reactor capacity remains the key parameter with the strongest influence on operating cost', states Dr. Rainer Beccard, Vice President Marketing at AIXTRON.

'This new CRIUS(R) II-L is the largest capacity manufacturing-proven MOCVD reactor available in the world today, allowing a fast reduction in LED chip cost. It offers unsurpassed capacity and throughput, combined with an outstanding yield due to its excellent uniformity and reproducibility. The CRIUS(R) II-L reactor is design optimized for wafer sizes from 2 to 8 inch and offers the potential for even further productivity enhancements.'

As with previous generations, the CRIUS(R) II-L reactor is based on the Close Coupled Showerhead(R) (CCS) concept, which as a key-enabling technology has a well proven track record in being easily scalable with a seamless and short process transfer. The CCS technology is well established in many markets with an excellent reputation and known to enable straight-forward process tuning, stable and robust processes and superior performance of LEDs.

For further information on AIXTRON (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate' and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements field by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

Contact:

Guido Pickert
Investor Relations and Corporate Communications
AIXTRON SE, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIXTRON SE

Date:	July 6, 2011	By:	/s/ Paul Hyland
			Name:	Paul Hyland
			Title:	President and CEO

		By:	/s/ Wolfgang Breme
			Name:	Wolfgang Breme
			Title:	CFO